UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _____________________
FORM 11-K
_____________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-3671

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
GENERAL DYNAMICS CORPORATION
401(K) PLAN 5.0

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
GENERAL DYNAMICS CORPORATION
11011 Sunset Hills Road
Reston, Virginia 20190

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
General Dynamics Corporation 401(k) Plan 5.0:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the General Dynamics Corporation 401(k) Plan 5.0 (the Plan) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
Emphasis of Matters
As discussed in Note 1 to the financial statements, the Plan participated in the General Dynamics Corporation 401(k) Plan Master Trust (Master Trust) during 2022. Effective December 31, 2022, certain participants of the Plan, became eligible to participate in the General Dynamics Corporation 401(k) Plan 6.0, a plan participating in the Master Trust. As a result, related assets totaling $50,055,268 were transferred out of the Plan. Immediately thereafter, effective December 31, 2022, the Plan was merged into the General Dynamics Corporation 401(k) Plan 4.0, another plan participating in the Master Trust. As a result, related net assets of $2,344,876,047 were transferred out of the Plan. Subsequent to the transfers, the Plan no longer holds assets within the Master Trust.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions for the year ended December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income

Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2007.
McLean, Virginia
June 20, 2023

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Statements of Net Assets Available for Benefits
December 31, 2022 and 2021

	2022	2021
Assets:
Investments in Master Trust at fair value	$—	$2,123,576,745
Investments in Master Trust at contract value	—	445,667,372
Notes receivable from participants	—	21,707,631
Contributions receivable – employer	—	2,353,784
Contributions receivable – participant	—	850,535
Total assets	—	2,594,156,067
Liabilities:
Accrued administrative expenses	—	77,941
Net assets available for benefits	$—	$2,594,078,126
See accompanying notes to financial statements.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2022

Additions to net assets attributed to:
Interest income from notes receivable from participants	$1,018,160
Contributions:
Rollovers	1,245,124
Participant	37,010,010
Employer	18,585,843
Total contributions	56,840,977
Total additions	57,859,137
Deductions from net assets attributed to:
Participation in net loss of Master Trust	27,373,499
Benefits paid to participants	216,442,086
Administrative expenses	623,949
Total deductions	244,439,534
Net decrease prior to transfers	(186,580,397)
Transfer out due to General Dynamics Corporation 401(k) Plan 4.0 merger	(2,344,876,047)
Net remaining transfers within the Master Trust	(62,621,682)
Net decrease	(2,594,078,126)
Net assets available for benefits:
Beginning of year	2,594,078,126
End of year	$—
See accompanying notes to financial statements.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Notes to Financial Statements
December 31, 2022 and 2021

(1)Plan Description

The following description of the General Dynamics Corporation 401(k) Plan 5.0 (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.
(a)General
The Plan was a defined contribution plan covering eligible employees of General Dynamics Corporation (the Company, Employer, Plan Administrator, or the Plan Sponsor) and its subsidiaries. Employees subject to a collective bargaining agreement were not eligible to participate in this Plan. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan participated in the General Dynamics Corporation 401(k) Plan Master Trust (Master Trust) along with certain other plans also sponsored by the Company.
Effective December 31, 2022, the Plan's assets were merged into the General Dynamics Corporation 401(k) Plan 4.0 (Plan 4.0), a participating plan in the Master Trust. As a result of the merger, the Plan's participants, formerly eligible to participate in the Plan became eligible to participate in Plan 4.0 effective January 1, 2023. Effective January 1, 2023, the name of Plan 4.0 was changed to the General Dynamics Corporation 401(k) QACA Plan.
(b)Plan Administration
Fidelity Management Trust Company (Fidelity) held the Plan’s assets as the Plan’s trustee and Fidelity Workplace Services, LLC was the Plan’s recordkeeper.
(c)Contributions
Participants were eligible to participate in the Plan upon hire. As described in the supplements to the Plan Document, participants were able to contribute from 1% up to 50% of eligible compensation as pre-tax deferrals, Roth deferrals or after-tax contributions, up to the statutory limits defined by the Internal Revenue Code (IRC).  The Plan had an automatic enrollment feature under which new employees who did not make a contrary election as described in the Plan Document were automatically enrolled in the Plan. The Plan's automatic enrollment deferral rate was 6%. Participants who had attained age 50 before the end of the plan year were eligible to make catch-up contributions. Participants could also contribute amounts representing distributions from other qualified plans (rollovers). The Plan had an Employer matching contribution of 100% of the first 4% of eligible compensation contributed to the Plan, and 50% of the next 2% of eligible compensation contributed to the Plan.  The Plan was intended to be a safe harbor plan as defined in the IRC.
(d)Participant Accounts
Each participant directed his or her contributions to be invested in various funds. Changes to investment elections were made according to rules set by the Company in the Plan Document. Each participant’s account was credited with the participant’s contribution and allocations of (a) the Employer’s contribution and (b) Plan earnings and losses, less an allocation of administrative expenses. The benefit to which a participant was entitled is the vested balance of his or her account.
The assets of the Plan that were invested in the General Dynamics Corporation Common Stock were in a separate fund (the GD Stock Fund) which constituted an Employee Stock Ownership Plan (an ESOP) under certain sections of the IRC, as amended. Participants were given the right to take a distribution of regularly scheduled dividends of the General Dynamics Corporation Common Stock held in the GD Stock Fund in cash or leave the funds in the Plan to be reinvested in General Dynamics Corporation Common Stock, as provided by the Plan.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Notes to Financial Statements
December 31, 2022 and 2021

(e)Vesting
Participants’ contributions and safe harbor Employer matching contributions and actual earnings thereon were always 100% vested. Employer discretionary contributions, if applicable, were subject to a three‑year cliff vesting schedule.
(f)Notes Receivable from Participants
The Plan permitted active participants to borrow the lesser of $50,000 less the highest outstanding note receivable (or participant loans or loan) balance during the last 12 months or 50% of the vested amount in their accounts (subject to limits defined in the Plan Document and by the IRC). Loans were secured by the remaining balance in the participants’ accounts. Participants were required to repay the loan by regular payroll deductions over a period of up to five years. The Plan also offered primary residence loans (with terms up to 20 years). Participants were allowed to have up to two loans outstanding at any one time, one of which may be a primary residence loan. Loans were issued at the U.S. prime rate of interest plus 1%. Participant loans were recorded at amortized cost, which is the remaining unpaid principal balance plus any accrued but unpaid interest. Delinquent loans were reclassified as distributions based upon the terms of the Plan Document.
(g)Payment of Benefits
Participants were eligible to receive benefit payments upon retirement, death, disability or termination of employment. On termination of service, a participant (or designated beneficiary) could elect to (a) receive a lump‑sum amount equal to the value of the participant’s vested interest in his or her account, (b) roll over the value of the participant’s vested interest in his or her account into an eligible retirement plan, (c) receive annual or monthly fixed-amount installment payments, or (d) receive a partial distribution of his or her total vested account balance. Active participants were eligible to receive in‑service or hardship withdrawals, or withdrawals allowed under the IRC for participants that reached age 59½, subject to the provisions in the Plan Document.
(h)Forfeited Accounts
Forfeitures were used to reduce Employer contributions. At December 31, 2022, participants’ forfeited nonvested accounts were not significant. Forfeitures used during 2022 to reduce Employer contributions were not significant.
(i)Transfer Due to General Dynamics Corporation 401(k) Plan 4.0 Merger
Effective December 31, 2022, the Plan was merged into Plan 4.0. The account balances, notes receivable from participants, and Employer contributions receivable in the Plan were merged into Plan 4.0 in the amounts of $2,324,585,355, $19,239,993, and $1,050,699, respectively.
(j)Net Transfers Within Master Trust
Effective August 1, 2022, participation of inactive participant populations (including, without limitation, terminated participants, beneficiaries, and alternate payees) of the Plan were transferred to the General Dynamics Corporation 401(k) Plan 3.0 Plan (Plan 3.0). The account balances of these participants were transferred to Plan 3.0 in the amount of $18,802,349.
Effective December 31, 2022, employees of Applied Physical Sciences Corporation, formerly eligible for the Plan, became eligible for the General Dynamics Corporation 401(k) Plan 6.0 (Plan 6.0). The participant account balances, notes receivable from participants, and Employer contributions receivable were transferred into Plan 6.0 in the amounts of $48,956,846, $256,170, and $842,252, respectively.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Notes to Financial Statements
December 31, 2022 and 2021

The remaining net transfers to and from plans within the Master Trust were a result of individual participants transferring jobs which caused them to become a participant in a different plan that also participates in the Master Trust.
(k)Risks and Uncertainties
The Plan invested in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks, as well as the risks associated with global events. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(2)Summary of Significant Accounting Policies
(a)Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
(b)Investment Valuation and Income Recognition
As of December 31, 2022, the Plan held no investments due to the merger, as discussed in Note 1(i). Prior to the merger, the Plan’s investments other than fully benefit-responsive investment contracts (referred to herein as guaranteed investment contracts or GICs) were reported at fair value. Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Contract value is the relevant measure for the Plan’s GICs, because contract value is the amount Plan participants generally receive when executing transactions under the terms of the contract and Plan provisions.
Purchases and sales of investments are recorded on the trade date. Participation in net loss of the Master Trust and investment income (loss) consists of dividend income, interest income, and net appreciation (depreciation) in the fair value of investments. Dividends are recognized on the ex‑dividend date, the date on which an entity or an individual must own the stock to receive the pending dividend. Interest income is recorded on an accrual basis. Net appreciation (depreciation) includes the gains and losses on investments bought and sold as well as held during the year.
(c)Investment Concentrations
Through its investment in the Master Trust, the Plan held shares of General Dynamics Corporation Common Stock. As a result of the merger into Plan 4.0, as discussed in Note 1(i), the Plan held no shares of General Dynamics Corporation Common Stock as of December 31, 2022 and held shares representing approximately 36% of its investments as of December 31, 2021.
(d)Payment of Benefits
Benefits are recorded when paid.
(e)Use of Estimates
The preparation of financial statements in accordance with U.S. generally accepted accounting principles (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Notes to Financial Statements
December 31, 2022 and 2021

(f)Administrative Expenses
The Master Trust generally paid the administrative expenses of the Plan. The Plan Document provided that the Company may reimburse the Plan for administrative expenses. Administrative expenses reimbursed by the Company were not material.
Company employees perform certain administrative functions that were not reimbursed by the Master Trust. The Plan Document provided that the Company is entitled to reimbursement for these and certain other costs incurred on behalf of the Plan. The Company did not seek reimbursement for any costs in 2022.
Administrative expenses included in the Statement of Changes in Net Assets Available for Benefits are expenses that have been specifically identified as expenses of this Plan. Fees related to the administration of notes receivable from participants were charged directly to the participant’s account and are included in administrative expenses.

(3)Tax Status

The Internal Revenue Service (IRS) issued a favorable determination letter on December 13, 2017, indicating that the Plan was a qualified plan under Section 401(a) of the IRC. The Plan was exempt from federal income tax under Section 501(a) of the IRC. Although the Plan was amended subsequent to the date of the latest determination from the IRS, the Plan Sponsor and the Plan’s counsel believe the Plan was designed and being operated in compliance with the applicable requirements of the IRC.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits in progress for any tax periods. Under the IRS statute of limitations, the Plan is no longer subject to income tax examinations for years prior to 2019.

(4)Investments
(a)General
The Plan’s investments were held by the Master Trust, which was established for the investment of the Plan’s assets and the assets of certain other plans also sponsored by the Company. Net assets and participation in the net income (loss) of the Master Trust are allocated to the participating plans according to each plan’s participants’ investment elections and earnings and losses thereon. Due to the merger of the Plan into Plan 4.0, the Plan held no assets as of December 31, 2022.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Notes to Financial Statements
December 31, 2022 and 2021

The following table presents the net assets of the Master Trust and the Plan's interest in the Master Trust as of December 31, 2022:

	Master Trust Balances	Plan's Interest in Master Trust Balances
Investments, at fair value
Participant-Directed brokerage accounts	$686,547,064	$—
General Dynamics Corporation common stock	4,086,600,377	—
Investments in other equity securities	1,615,623,246	—
Registered investment companies	385,662,947	—
Interest bearing cash	61,184,861	—
Overnight deposit accounts	16,507,954	—
Collective trusts	9,535,647,870	—
Fixed-income securities:
US government and municipal	50,795,678	—
Mortgage and asset-backed	31,552,664	—
Foreign government	1,923,202	—
Total investments, at fair value	16,472,045,863	—
Investments, at contract value
Synthetic GICs	2,485,161,653	—
Non-interest bearing accounts	694,381	—
Total assets	18,957,901,897	—

Pending trades payable and accrued expenses	3,574,511	—
Total liabilities	3,574,511	—
Net assets of Master Trust	$18,954,327,386	$—

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Notes to Financial Statements
December 31, 2022 and 2021

The following table presents the net assets of the Master Trust and the Plan's interest in the Master Trust as of December 31, 2021:

	Master Trust Balances	Plan's Interest in Master Trust Balances
Investments, at fair value
Participant-Directed brokerage accounts	$890,881,116	$113,445,281
General Dynamics Corporation common stock	3,642,185,644	916,479,169
Investments in other equity securities	2,065,841,577	158,014,076
Registered investment companies	631,968,402	49,947,646
Interest bearing cash	48,762,045	7,485,061
Overnight deposit accounts	31,093,107	2,373,012
Collective trusts	11,538,932,989	863,934,340
Fixed-income securities:
US government and municipal	53,118,811	3,662,670
Mortgage and asset-backed	84,017,012	5,793,176
Foreign government	10,971,130	756,486
Corporate debt	1,464,764	101,000
Total investments, at fair value	18,999,236,597	2,121,991,917
Investments, at contract value
Synthetic GICs	2,442,991,796	445,667,372
Non-interest bearing accounts	961,827	72,512
Total assets	21,443,190,220	2,567,731,801

Pending trades payable and accrued expenses	5,715,957	(1,512,316)
Total liabilities	5,715,957	(1,512,316)
Net assets of Master Trust	$21,437,474,263	$2,569,244,117
The following table presents the changes in net assets of the Master Trust for the year ended December 31, 2022:

Additions to net assets attributed to:
Investment (loss) income:
Net depreciation in fair value of investments	$(2,172,897,301)
Interest and dividends	191,810,081
Net investment loss	(1,981,087,220)

Net transfers	(502,059,657)
Total deductions	(2,483,146,877)

Net assets:
Beginning of year	21,437,474,263
End of year	$18,954,327,386
The net depreciation for the Master Trust is net of investment manager fees.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Notes to Financial Statements
December 31, 2022 and 2021

(b)Fully Benefit-Responsive Investment Contracts
The Master Trust holds two fully benefit-responsive synthetic investment contracts that are reported at contract value, which is generally the amount a participant would receive if he or she would initiate a withdrawal or transfer from the contract under the provisions of the Plan.  Contract value represents contributions made to the contract, plus earnings, less participant withdrawals and administrative expenses.  Each synthetic investment contract consists of a wrapper with Metropolitan Life Insurance Company (MetLife) (the Issuer) and underlying investments primarily in debt securities.  The wrapper contracts provide participants with a stable, fixed-rate of return on investments, and protection of principal from changes in market interest rates.  MetLife’s financial strength rating from Standard & Poor’s at December 31, 2022 was AA‑.  The crediting interest rate resets semi-annually and is based on an agreed‑upon formula with the Issuer but cannot be less than zero. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the difference between the fully benefit-responsive investment contracts' book and market values; the amount and timing of Participant contributions; transfers and withdrawals into/out of the fully benefit-responsive investment contracts; and the duration of the underlying investments backing the fully benefit-responsive investment contracts.  Participants will receive the principal and accrued interest upon withdrawal for events such as transfers to other Plan investment options or payments for retirement, termination of employment, disability, death and in‑service withdrawals as permitted by the Plan.
The investment contracts specify certain conditions under which distributions from each contract would be payable at amounts below contract value.  Such circumstances include termination or merger of the Master Trust, premature contract termination initiated by the Company, and certain other Company‑initiated events that result in distributions exceeding a set amount.  The contracts limit the circumstances under which the Issuer may terminate the contract.  Examples of circumstances which would allow the Issuer to terminate the contract include the loss of its qualified status of a Plan in the Master Trust, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plans in the Master Trust.  If one of these events were to occur, the Issuer could terminate the contract at an amount less than contract value.  Currently, Plan management believes that the occurrence of an event that would cause the Master Trust to transact contract distributions at less than contract value is not probable.
(c)Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:
•Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•Level 2 - Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the assets or liabilities;
•Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Notes to Financial Statements
December 31, 2022 and 2021

•Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2022 and 2021:
General Dynamics Corporation Common Stock, Investments in Other Equity Securities, Interest Bearing Cash and Overnight Deposit Accounts: Valued at the closing price reported on the active market in which the individual securities are traded (Level 1).
Registered Investment Companies: Valued at the closing price reported on the active market in which the individual securities are traded (Level 1). The fair values of private mutual funds are determined using the net asset value as provided by the fund managers (Level 2). Investments in the private mutual funds are redeemable daily at net asset value and there are no restrictions on redemptions.
Participant-Directed Brokerage Accounts: Accounts primarily consist of interest-bearing cash, mutual funds, common stocks, and units of exchange traded funds that are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1).
Corporate Debt and Mortgage and Asset-Backed Securities: Valued at their most recent bid prices (sales prices if their principal market is an exchange) in the principal market in which such securities are traded, as determined by recognized dealers in such securities, or are valued on the basis of information provided by a pricing service (Level 2).
Government Securities: These securities are valued based on institutional bid evaluations (Level 2).
Units of Collective Trusts: The fair values of these private investment securities are determined using the net asset value as provided by the fund managers (Level 2). Investments in collective trusts are redeemable daily at net asset value and there are no restrictions on redemptions.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Notes to Financial Statements
December 31, 2022 and 2021

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2022 and 2021:

	Fair value	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2022:
Participant-Directed brokerage accounts	$686,547,064	$686,547,064	$—	$—
General Dynamics Corporation common stock	4,086,600,377	4,086,600,377	—	—
Investments in other equity securities	1,615,623,246	1,615,623,246	—	—
Registered investment companies	385,662,947	296,661,348	89,001,599	—
Interest bearing cash	61,184,861	61,184,861	—	—
Overnight deposit accounts	16,507,954	16,507,954	—	—
Collective trusts	9,535,647,870	—	9,535,647,870	—
Fixed-income securities:
US government and municipal	50,795,678	—	50,795,678	—
Mortgage and asset-backed	31,552,664	—	31,552,664	—
Foreign government	1,923,202	—	1,923,202	—
Total investments, at fair value	$16,472,045,863	$6,763,124,850	$9,708,921,013	$—

	Fair value	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2021:
Participant-Directed brokerage accounts	$890,881,116	$890,881,116	$—	$—
General Dynamics Corporation common stock	3,642,185,644	3,642,185,644	—	—
Investments in other equity securities	2,065,841,577	2,065,841,577	—	—
Registered investment companies	631,968,402	365,852,812	266,115,590	—
Interest bearing cash	48,762,045	48,762,045	—	—
Overnight deposit accounts	31,093,107	31,093,107	—	—
Collective trusts	11,538,932,989	—	11,538,932,989	—
Fixed-income securities:
US government and municipal	53,118,811	—	53,118,811	—
Mortgage and asset-backed	84,017,012	—	84,017,012	—
Foreign government	10,971,130	—	10,971,130	—
Corporate debt	1,464,764	—	1,464,764	—
Total investments, at fair value	$18,999,236,597	$7,044,616,301	$11,954,620,296	$—

(5)Plan Termination
Prior to the merger of the Plan with Plan 4.0, the Company had the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminated, each participant would automatically become vested in his or her unvested Employer contributions.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Notes to Financial Statements
December 31, 2022 and 2021

(6)Party‑in‑Interest Transactions
Prior to the merger, as discussed in Note 1(i), the Plan could, at the discretion of the Plan’s participants or via the Employer matching contribution, invest through the Master Trust an unlimited amount of its assets in the Company’s common stock. The Master Trust held 16,470,387 and 17,470,557 shares of the Company’s common stock as of December 31, 2022 and 2021, respectively. Dividends earned by the Master Trust on the Company’s common stock were $84,421,783 for the year ended December 31, 2022.
The Plan also invested, through the Master Trust, in investment funds managed by the trustee or affiliates of the trustee of the Plan or by one of its investment managers. The Northern Trust Company provided certain investment management and consulting services to the Plan. The Plan also invested, through the Master Trust, in investment funds managed by The Northern Trust Company, or its affiliates. These funds are considered party-in-interest investments. In addition, the Plan invested, through the Master Trust, in common stocks and fixed-income securities of certain of its service providers which are also considered party-in-interest investments. These transactions qualify as exempt party-in-interest transactions. Fees paid to other service providers also qualify as exempt party-in-interest transactions.
Notes receivable from participants are also considered exempt party-in-interest transactions.

(7)Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits at December 31, 2022 and 2021, as reported in the financial statements to the Form 5500:

	2022	2021
Net assets available for benefits as reported in the financial statements	$—	$2,594,078,126
Delinquent notes receivable in financial statements recorded as deemed distributions in the Form 5500	—	(1,733,967)
Net assets available for benefits as reported in the Form 5500	$—	$2,592,344,159
The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2022, as reported in the financial statements to the net decrease in net assets reported in the Form 5500:

Net decrease in net assets per financial statements	$(2,594,078,126)
Deemed distributions of participant loans reported in the 2022 Form 5500	—
Deemed distributions of participant loans reported in the 2021 Form 5500	1,733,967
Net decrease in net assets per the Form 5500	$(2,592,344,159)

(8)Subsequent Events

Plan management has evaluated subsequent events for recognition and disclosure through June 20, 2023, which is the date the financial statements were available to be issued. No events were deemed relevant for disclosure.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions
Year ended December 31, 2022

Participant contributions transferred late to plan	Total that constitute nonexempt prohibited transactions: $50			Total fully corrected under VFCP and PTE 2002-51
Check here if late participant loan repayments are included [ ]	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP
2021	$—	$50	$—	$—

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL DYNAMICS CORPORATION

As Plan Administrator of the General Dynamics Corporation 401(k) Plan 5.0

by	/s/ Kimberly Kuryea
Kimberly Kuryea Senior Vice President, Human Resources and Administration
Dated: June 20, 2023